Exhibit 99.1

Bit Digital, Inc. Announces the First Half of Fiscal Year 2020 Financial Results

New York, October 19, 2020 /PRNEWSWIRE/ Bit Digital, Inc. (Nasdaq: BTBT) (the “Company”), an emerging bitcoin mining company headquartered in New York, U.S. today announced its unaudited financial results for the six months ended June 30, 2020.

“We commenced our bitcoin mining business in February 2020. By now, our hash rate capacity reached 1,250 Peta-hash per second (“Ph/s”), and the management has determined that the Company, in terms of the operating hash rate capacity, is the first among NASDAQ listed companies in bitcoin mining industry.” said Mr. Hong Yu, the Chief Strategy Officer of the Company. “We are and we will make continuous investments in improving our hash rate capacity to keep our competitiveness in the industry.”

“The bitcoin mining business is a challenge and an opportunity to the Company. We performed comprehensive evaluation, planning and design on the new business before we got started.” said Mr. Erke Huang, the Chief Financial Officer of the Company. “For the first half 2020, we had revenue of $0.69 million from our bitcoin mining business with hash rate capacity of 310 Ph/s. With the deployment of additional miners, we expect to make a dramatic increase in revenues in the second half 2020 with our continuous investments in miners and hash rate.”

Financial Highlights for the First Half 2020

●	Revenue from bitcoin mining business was $0.69 million.
●	The number of bitcoins earned from bitcoin mining business was 74.72.
●	The number of miners was 6,004 MicroBT M21S, of which 3,429 and 2,575 miners were acquired in May and June 2020, respectively.
●	The net loss from continuing operations of $0.37 million was all from bitcoin mining business, compared to $nil for the first half 2019.
●	The net loss from discontinued operations was $3.73 million for the first half 2020, as we provided full impairment on assets for our discontinued peer-to-peer and car rental business in the PRC, compared with the net loss from discontinued operations of $6.46 million for the first half 2019.
●	The net loss was $4.10 million and the loss per share was $0.24 for the first half 2020, compared with $6.46 million and $0.43 for the same period last year.

Business developments

On April 8, 2020, we acquired the XMAX Chain Limited, a wholly owned subsidiary based in Hong Kong. In the third quarter 2020, we launched additional 16,765 units of miners in Xinjiang, Inner Mongolia and Sichuan Provinces, all in the PRC.

On September 1, 2020, we established Bit Digital USA, Inc. (“BT USA”), a wholly owned subsidiary incorporated in Delaware, United States, through which we intend to operate bitcoin mining business with our miners in the United States. In September, we commenced trial operation with 100 units of miners under operation in Texas, United States.

On September 17, 2020, BT USA entered into a certain agreement with Compute North LLC headquartered in Nebraska U.S. Pursuant to the service agreement, Compute North would provide bitcoin mining facilities for the colocation and managing of mining equipment of the Company’s bitcoin business which are expected to save the Company operating utilities and rent cost. Going forward, we expect more miners operating in the Unites States.

As of the date of this report, we had a total of 22,869 miners under operations. As of September 30, 2020, our hash rate reached 1,250 Ph/s. At full deployment of our 22,869 miners, our hash rate capacity reached 1,250 Ph/s, with the aggregate mining efficiency of 61.88 joules per terahash (J/TH), consuming 76 MW of power. By the report date, we have earned an aggregation of 949.51 bitcoins and recognized unaudited revenues of approximately $10.08 million.

The following table presents the number of bitcoins received from the mining pool operator on a monthly basis:

As of September 30, 2020, and June 30, 2020, we had 60 and 16 bitcoins on hand. The following table presents our bitcoin mining activities in coins as of September 30, 2020 and June 30, 2020.

	Number of bitcoins	Amounts
Balance at January 1, 2020	-	$-
Receipt of cryptocurrencies from mining services	75	692,698
Sales of cryptocurrencies	(58)	(544,210)
Realized gain on sale of cryptocurrencies	-	(4,990)
Balance at June 30, 2020	16	$153,478
Receipt of cryptocurrencies from mining services	740
Sales of cryptocurrencies	(696)
Balance at September 30, 2020	60

Other recent developments

On July 6, 2020, the Company completed the sale of 21,500,000 share of common stock at $0.80 per share for gross proceeds of $17,200,000. The proceeds were used mainly to purchase miners. For the period from July 1, 2020 to the date of this report, we launched an additional 16,865 units of miners, including 800 units Innosilicon T3 miners, 256 Bitmain T17+ miners, 2,200 MicroBT M10 Miners, 2,696 MicroBT M20S miners and 10,813 MicroBT M21S miners for approximately $14.4 million in July. In September 2020, the Company launched an additional 100 MicroBT M21S miners purchased for cash in the United States.

On September 8, 2020, the Board approved the disposal of Point Cattle Holdings Limited, a former wholly owned subsidiary of the Company in the British Virgin Islands, and its subsidiaries and VIEs, through which the Company previously operated its peer-to-peer lending business and the car rental business in PRC. Upon the sale, we discontinued our peer-to-peer lending business and the car rental business in the PRC (“discontinued operations”). In addition to our bitcoin mining business, we plan to operate our car rental business through Golden Bull USA, Inc., a wholly owned subsidiary based in the United States once the Coronavirus pandemic is curtailed.

On the same date, the Company entered into a certain share purchase agreement (the “Disposition SPA”) by and among a BVI company, Sharp Whale Limited (the “Purchaser”), Point Cattle Holding Limited (the “Subsidiary”) and the Company (the “Seller”). Pursuant to the Disposition SPA, the Purchaser purchased the Subsidiary in exchange for nominal consideration of $10.00 and other good and valuable consideration.

On September 14, 2020, the Company officially changed its name from “Golden Bull Limited” to “Bit Digital, Inc.”, which the management believes more closely reflects the Company’s bitcoin mining business. We had already changed our Nasdaq trading symbol to “BTBT”.

Financial Results for the Six Months Ended June 30, 2020

Because the financial results for the first half 2019 all resulted from peer-to-peer lending business and the car rental business in the PRC, which were reported as “net loss from discontinued operations”, and we commenced our bitcoin mining business in February 2020, our comparative figures of revenues, cost and expenses were reported as $nil for the first half 2019.

Revenues

We commenced our bitcoin mining business in February 2020. We generated revenues from provision of computing power to the digital asset mining pool, and the consideration was in the form of cryptocurrencies, the value of which is determined using the market price of the related cryptocurrency at the time of receipt. Providing computing powers to successfully add a block to the blockchain, the Company is entitled to a fractional share of the fixed cryptocurrency from the mining pool operator, which is based on the proportion of computing power the Company contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm.

For the first half 2020, we received 74.72 bitcoins from one mining pool operator by providing computing power in our 6,004 MicroBT M21S miners, and we recognized revenue of $0.69 million. As of June 30, 2020, our hash rate was 310 Peta-hash per second (Ph/s).

We will continue to invest in the miners to increase the hash rate capacity, as a percentage of total computing power contributed by all mining pool participants. Our mining operations are in Xinjiang, Inner Mongolia and Sichuan Provinces PRC and we launched new mining operations in Texas, United States in September 2020.

In the third quarter 2020, we launched an additional 16,865 units of miners, and our hash rate reached 1,250 Ph/s. As a result, we expect a significant increase in revenue for the second half 2020. Also, with more miners operating in the United States, we expect the energy cost to decrease on an overall basis.

Cost of revenues

Cost of revenues of $0.66 million for the first half 2020 was primarily comprised of direct production cost of the mining operations, including utilities and other service charges, but excluding depreciation and amortization expenses which are separately presented. As of June 30, 2020, we had 6,004 miners under operation in Inner Mongolia, PRC and Sichuan Province, PRC, where provided utility access aggregating 21 megawatts to our miners.

We expect to have a sharp increase in cost of revenues in the second half 2020 as we launched an additional 16,865 units of miners in the third quarter, spreading over Xinjiang, the PRC, Inner Mongolia, the PRC, Sichuan Province, the PRC, and Texas, U.S. In addition, we continue to focus on expansion and upgrade of our miners, and the increase in cost of revenues is expected to be in line with the increase of our revenues.

Depreciation and amortization expenses

For the first half 2020, the depreciation and amortization expenses represented depreciation of 6,004 miners with an estimated useful life of 3 years.

General and administrative expenses

For the first half 2020, our general and administrative expenses were primarily comprised of professional and consulting expenses of $0.30 million.

Realized gain on exchange of cryptocurrencies

We recorded cryptocurrencies are recorded at cost and any gains or losses from sales of cryptocurrencies are recorded as “Realized gain/(loss) on exchange of cryptocurrencies” in the consolidated statements of operations. We recorded gains of $5,968 for the first half 2020 from sales of 58.45 bitcoins.

Net loss from discontinued operations

For the first half 2020, we provided full impairment of $3.73 million on the assets of our discontinued operations resulting in a net loss of $3.73 million from discontinued operations, compared to a net loss of $6.46 million for the first half 2019.

Income tax expenses

Income tax expenses was $nil and $nil for the first half 2020 and 2019, respectively, as we incurred net operating losses for the relevant period.

Net loss and loss per share

For the first half 2020, our net loss was comprised of $0.37 million was derived from our bitcoin mining business and net loss of $3.73 million from discontinued operations; compared to a net loss of $6.46 million for the same period of last year, derived from our disposed peer-to-peer lending business and car rental business in China.

Loss per share was $0.24 for the first half 2020, compared to $0.43 for the same period of last year. Weighted average number of shares was 17,379,405 for the first half of 2020, compared to 14,899,185 for the same period of last year.

Financial Condition and Cash Flow

As of June 30, 2020, the Company had cash, cash equivalents and restricted cash of $2.51 million, compared to $0.016 million as of December 31, 2019. The increase in cash, cash equivalents and restricted cash was primarily attributable from proceeds of $0.55 million from sales of cryptocurrencies and net proceeds of $12.76 million from share subscription fees from shareholders under private placement transactions, partially offset by $11.35 million purchases of miners.

Net cash used in operating activities was $0.96 million, resulting from bitcoin mining business, for the first half of 2020, compared to $1.97 million, resulting from our discontinued peer-to-peer lending business, for the same period of last year.

Net cash used in investing activities was $10.68 million, resulting from purchases of miners of $11.24 million and netting off against proceeds of $0.55 million from sales of cryptocurrencies, compared to $nil million for the same period of last year.

Net cash provided by financing activities was $13.54 million, resulting from proceeds of $12.76 million from share subscription fees from shareholders under private placement transactions and borrowings of $0.78 million from related parties, for the first half of 2020, compared to $nil million for the same period of last year.

About Bit Digital, Inc.

Effective on September 14, 2020 after disposal of its peer-to-peer lending business, the Company officially changed its Company name from “Golden Bull Limited” to “Bit Digital, Inc.” (NASDAQ: BTBT). The Company is headquartered in New York, U.S., and commenced bitcoin mining business in February 2020. More information about the Company can be found at its investor relations website at http://www.bit-digital.com/.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of Bit Digital, Inc., and its subsidiary companies. All statements, other than statements of historical fact included herein are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website at http://www.sec.gov. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For more information, please contact:

Erke Huang, CFO

Email: Ir@bit-digital.com

Phone: +1 347-328-3680

BIT DIGITAL, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

As of June 30, 2020 and December 31, 2019

(Expressed in U.S. dollars, except for the number of shares)

	June 30, 2020	December 31, 2019
	(unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$1,911,226	$15,988
Restricted cash	600,000	-
Cryptocurrencies	153,478	-
Other current assets	12,801	12,501
Assets of discontinued operations	-	531,767
Total Current Assets	2,677,505	560,256
Restricted cash, noncurrent	-	600,000
Deposits for equipment	6,864,320	110,000
Property and equipment, net	4,419,939	-
Assets of discontinued operations, noncurrent	-	3,246,277
Total Assets	$13,961,764	$4,516,533
LIABILITIES AND EQUITY
Current Liabilities
Accounts payable	$97,490	$-
Due to related parties	908,134	120,000
Other payables and accrued liabilities	210,322	266,048
Current liabilities of discontinued operations	-	43,546
Total Current Liabilities	1,215,946	429,593

Total Liabilities	1,215,946	429,593
Commitments and Contingencies
Shareholders’ Equity
Common shares, $0.01 par value, 50,000,000 shares authorized, 22,199,185 and 15,399,185 shares issued and outstanding of June 30, 2020 and December 31, 2019, respectively	221,992	153,992
Share subscription receivables	(45,457)	(45,457)
Advance of share subscription fees from shareholders	10,160,718	-
Additional paid-in capital	20,145,220	17,610,220
Statutory reserve	6,189	6,189
Accumulated deficit	(17,894,991)	(13,790,151)
Accumulated other comprehensive loss	(100,186)	(100,186)
Total Bit Digital, Inc.’s Shareholders’ Equity	12,493,485	3,834,607
Noncontrolling interests	252,333	252,333
Total Equity	12,745,818	4,086,940
Total Liabilities and Equity	$13,961,764	$4,516,533

BIT DIGITAL, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

For the Six Months Ended June 30, 2020 and 2019

(Expressed in U.S. dollars, except for the number of shares)

	For the Six Months Ended June 30,
	2020	2019
Revenue from cryptocurrency mining	$692,698	$-

Cost and operating expenses
Cost of revenues (exclusive of depreciation and amortization shown below)	(656,014)	-
Depreciation and amortization expenses	(70,501)	-
General and administrative expenses	(340,569)	-
Total operating expenses	(1,067,084)	-
Loss from Operations	(374,386)	-
Realized gain on exchange of cryptocurrencies	5,968	-
Interest income	40	-
Other expenses	(1,964)	-
Net loss from continuing operations before income taxes	(370,342)	-
Income tax expenses	-	-
Net loss from continuing operations	(370,342)	-

Net loss from discontinued operations	(3,734,498)	(6,462,425)

Net loss	(4,104,840)	(6,462,425)
Net loss attributable to noncontrolling interests	-	-
Net loss attributable to Bit Digital, Inc.’s shareholders	$(4,104,840)	$(6,462,425)
Other comprehensive income
Foreign currency translation adjustment	-	34,128
Comprehensive loss	(4,104,840)	(6,428,297)
Total comprehensive loss attributable to noncontrolling interests	-	-
Total comprehensive loss attributable to BT Digital Inc.’s shareholders	$(4,104,840)	$(6,428,297)
Weighted average number of ordinary share outstanding
Basic and Diluted	17,379,405	14,899,185
Loss per share
Basic and Diluted	$(0.24)	$(0.43)

BIT DIGITAL, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30, 2020 and 2019

(Expressed in U.S. dollars, except for the number of shares)

	For the Six Months Ended June 30,
	2020	2019

Net loss	$(4,104,840)	$(6,462,425)
Less: Net loss from discontinued operations	3,734,498	6,462,425
Net loss from continuing operations	(370,342)	-
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	70,501	-
Loss from acquisition of a subsidiary	1,964	-
Changes in operating assets and liabilities:
Cryptocurrencies	(705,118)	-
Other current assets	(300)	-
Accounts payable	97,490	-
Other payables and accrued liabilities	(57,014)	-
Net Cash Used in Operating Activities from Continuing Operations	(962,819)	-
Net Cash Used in Operating Activities from Discontinued Operations	-	(1,969,400)
Net Cash Used in Operating Activities	(962,819)	(1,969,400)
Cash Flows from Investing Activities:
Purchases of property and equipment	(11,244,761)	-
Proceeds from sales of cryptocurrencies	551,640	-
Acquisition of cash in connection with acquisition of a subsidiary	11,326	-
Net Cash Used in Investing Activities	(10,681,795)	-
Cash Flows from Financing Activities:
Proceeds from borrowings from related parties	776,134	-
Proceeds from issuance of common stock under private placement transaction	2,600,000	-
Advances of share subscription fees from shareholders under private placement transaction	10,163,718	-
Net Cash Provided by Financing Activities	13,539,852	-
Effect of exchange rate changes on cash and cash equivalents	-	34,128
Net increase (decrease) in cash, cash equivalents and restricted cash	1,895,238	(1,935,272)
Cash, cash equivalents and restricted cash at beginning of period	615,988	2,934,425
Cash, cash equivalents and restricted cash at end of period	$2,511,226	$999,153
Supplemental Cash Flow Information
Cash paid for interest expense	$-	$-
Cash paid for income tax	$-	$-